UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                 RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of January, 2021
Commission File Number: 001-32199

SFL Corporation Ltd.
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(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda
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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”), dated December 18, 2020, announcing that it has entered into an agreement with Seadrill Limited (“Seadrill”) in respect of funds in certain bank accounts pledged to SFL. The Company also announced that it has agreed to sell 50.1% of a subsidiary engaged in leasing in and leasing out of 19,000 teu container vessels to an entity that is affiliated with Hemen Holdings Ltd., SFL’s largest shareholder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SFL CORPORATION LTD.

Date:	January 7, 2021	By:	/s/ Ole B. Hjertaker
		Name:	Ole B. Hjertaker
		Title:	SFL Management AS
(Principal Executive Officer)

EXHIBIT 1

SFL - Seadrill Update and Reduction in Ownership Interest in Four Container Leases

Press release from SFL Corporation Ltd. - December 18, 2020.

SFL Corporation Ltd. (NYSE: SFL) (“SFL” or the “Company”) announced today that it has entered into an agreement with Seadrill Limited (“Seadrill”) in respect of funds in certain bank accounts pledged to SFL. Pursuant to the terms of this agreement, Seadrill agrees to continue to pay SFL approximately 71% of the existing contracted lease hire relating to the West Hercules and the West Linus in exchange for Seadrill’s ability to withdraw funds to pay operating expenses relating to the two rigs. Any hire received by Seadrill relating to the sub-charters on these two rigs in excess of the withdrawn amounts will remain in Seadrill’s earnings accounts pledged to SFL.

This new fund withdrawal agreement follows the expiration of the previously announced forbearance agreement on December 14, 2020 which also included a similar payment arrangement until that date. Unless extended or terminated, the funds withdrawal agreement expires on March 31, 2021.

As previously announced, Seadrill’s failure to pay full hire under the leases for SFL’s three drilling rigs constitute an event of default under such leases and the related financing agreements. Unless cured or waived, the event of default under the lease agreements or the related financing agreements could result in enforcement by SFL or the secured lenders (as applicable), and the funds withdrawal agreement does not contain any restrictions in this respect.

Please see the Company’s public filings with the U.S. Securities and Exchange Commission, including without limitation, the report on Form 6-K filed with the SEC on November 16, 2020 for a discussion of certain risks relating to the Company, including risks related to Seadrill and its potential restructuring.

The Company also announced today that it has agreed to sell 50.1% of a subsidiary engaged in leasing in and leasing out of 19,000 teu container vessels to an entity that is affiliated with Hemen Holdings Ltd., SFL’s largest shareholder. The transaction is expected to close in the fourth quarter of 2020 and is subject to the negotiation and execution of final documentation, which will include customary closing conditions. The agreed sale price is approximately $17.5 million, and the transaction is expected to generate a book gain of approximately $1 million. The estimated net reduction in SFL’s distributable cash flow per quarter is limited to approximately $0.7 million.

December 18, 2020

The Board of Directors
SFL Corporation Ltd.
Hamilton, Bermuda

Questions can be directed to SFL Management AS:

Investor and Analyst Contact

Aksel C. Olesen, Chief Financial Officer: +47 23114036
André Reppen, Senior Vice President and Chief Treasurer: +47 23114055

Media Contact

Ole B. Hjertaker, Chief Executive Officer: +47 23114011

About SFL

SFL has a unique track record in the maritime industry and has paid dividends every quarter since its initial listing on the New York Stock Exchange in 2004. The Company’s fleet of more than 80 vessels is split between tankers, bulkers, container vessels and offshore drilling rigs. SFL’s long term distribution capacity is supported by a portfolio of long term charters and significant growth in the asset base over time. More information can be found on the Company's website: www.sflcorp.com

Cautionary Statement Regarding Forward Looking Statements

This press release may contain forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including SFL management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although SFL believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, SFL cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the markets in which the Company operates, changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries’ petroleum production levels and worldwide oil consumption and storage, developments regarding the technologies relating to oil exploration, changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods, increased inspection procedures and more restrictive import and export controls, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, performance of the Company’s charterers and other counterparties with whom the Company deals, the impact of any restructuring of the counterparties with whom the Company deals, including any potential restructuring of Seadrill, timely delivery of vessels under construction within the contracted price, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, including any changes to energy and environmental policies and changes attendant to trade conflicts, potential disruption of shipping routes due to accidents or political events, the length and severity of the ongoing coronavirus outbreak and its impact on the demand for commercial seaborne transportation and the condition of the financial markets, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.